UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

New Frontier Media, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

644398109
(CUSIP Number)

VADIM PERELMAN
12026 Wilshire Blvd, Suite 502
Los Angeles, CA 90025
(310) 246-0345
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 644398109

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,524,829
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,524,829
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,524,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 644398109

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,524,829
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,524,829
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,524,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 644398109

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,524,829
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,524,829
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,524,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 644398109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,524,829 Shares owned by BSC LP is approximately $2,889,302, including brokerage commissions.  The Shares owned by BSC LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule A, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 19,201,018 Shares outstanding as of February 1, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on February 4, 2010.

As of the close of business on February 7, 2011, BSC LP beneficially owned 1,524,829 Shares, constituting approximately 7.9% of the Shares outstanding.  As the general partner of BSC LP, Baker Street Capital Management may be deemed to beneficially own the 1,524,829 Shares owned by BSC LP, constituting approximately 7.9% of the Shares outstanding.  As the managing member of Baker Street Capital Management, which in turn is the general partner of BSC LP, Mr. Perelman may be deemed to beneficially own 1,524,829 Shares owned by BSC LP, constituting approximately 7.9% of the Shares outstanding.  Mr. Perelman has sole voting and dispositive power with respect to the 1,524,829 Shares owned by BSC LP by virtue of his authority to vote and dispose of such Shares.  Baker Street Capital Management and Mr. Perelman disclaim beneficial ownership of the Shares held by BSC LP, except to the extent of their pecuniary interest therein.

(b)           By virtue of his position with Baker Street Capital Management, Mr. Perelman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transaction in the Shares since the filing of the Schedule 13D by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 644398109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2011	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital Management, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN

CUSIP NO. 644398109

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
BAKER STREET CAPITAL L.P.
900	1.7000	12/30/2010
50,000	1.7000	12/30/2010
2,900	1.7000	12/31/2010
3,141	1.7000	12/31/2010
1,550	1.7300	12/31/2010
200	1.7000	1/4/2011
6,954	1.7000	1/4/2011
8,236	1.7294	1/4/2011
2,000	1.7398	1/4/2011
2,400	1.7489	1/4/2011
200	1.7497	1/4/2011
772	1.7500	1/4/2011
800	1.7600	1/4/2011
1,900	1.7591	1/4/2011
2,400	1.7700	1/5/2011
2,600	1.7654	1/5/2011
1,300	1.7800	1/5/2011
2,700	1.8000	1/5/2011
17,888	1.7461	1/11/2011
115,000	2.1000	2/4/2011
66,141	2.0881	2/4/2011
21,800	2.1000	2/7/2011

BAKER STREET CAPITAL MANAGEMENT, LLC

None

VADIM PERELMAN

None